UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Merus n.v.

(Name of Issuer)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number)

Maria E. Pasquale

Executive Vice President and General Counsel

Incyte Corporation

1801 Augustine Cut-Off,

Wilmington, Delaware 19803

(302) 498-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. N5749R100

1.	Names of Reporting Persons Incyte Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,004,544

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,004,544

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,004,544

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares is based on 57,694,568 Common Shares (defined below) outstanding immediately following the Offering (defined below), including the exercise in full of the Underwriters’ Option (defined below), as described in the Issuer’s prospectus supplement dated August 9, 2023 and Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2023.

Introduction

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the previously filed statement on Schedule 13D, amended (the “Schedule 13D”), filed by Incyte Corporation, a Delaware corporation (“Incyte”), with the Securities and Exchange Commission (the “Commission”) relating to the common shares, nominal value €0.09 per share (the “Common Shares”), of Merus N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Issuer”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 3 of the Schedule 13D is amended and supplemented as follows:

The additional information provided in Item 4 of this Amendment below is incorporated herein by reference.

Item 4. Purpose of Transaction

The information in Item 4 of the Schedule 13D is amended and supplemented by the following information:

On August 9, 2023, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, BofA Securities, Inc., Guggenheim Securities, LLC and William Blair & Company, L.L.C., as representatives of the several underwriters (the “Underwriters”), relating to the public coffering (the “Offering”) of 6,818,182 Common Shares at a public offering price of $22.00 per Common Share. In addition, the Issuer granted the Underwriters an option (the “Underwriters’ Option”), exercisable for 30 days from the date of the Underwriting Agreement, to purchase, at $22.00 per Common Share, up to an additional 1,022,727 Common Shares, which the Underwriters exercised in full on August 10, 2023. The Offering closed on August 14, 2023.

Pursuant to the Offering, Incyte purchased 454,544 Common Shares at the public offering price of $22.00 per Common Share, or an aggregate purchase price of $9,999,968, using available working capital.

Item 5. Interest in Securities of the Issuer

The information in Item 5(a) and (b) of the Schedule 13D is hereby amended and restated to read as follows:

(a) Aggregate Number and Percentage of Securities. As of the date that this Amendment is filed, Incyte directly holds 4,004,544 Common Shares, representing 6.9% of the outstanding Common Shares based on a total of 57,694,568 Common Shares outstanding immediately following the Offering, including Common Shares issued upon exercise in full of the Underwriters’ Option, as described in the Issuer’s prospectus supplement filed with the Commission on August 9, 2023 and the Issuer’s Current Report on Form 8-K filed with the Commission on August 11, 2023.

(b) Power to Vote and Dispose. Incyte has sole voting and dispositive power over the 4,004,544 Common Shares reported herein.

The information in Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following information:

(c) Transactions within the past 60 days. Described above under Item 4 of this Amendment and incorporated herein by reference. Except as described in Item 4 of this Amendment, Incyte has not effected any transactions in Common Shares in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 14, 2023

Incyte Corporation

/s/ Maria E. Pasquale
By:	Maria E. Pasquale
Its:	Executive Vice President and General Counsel